UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        GLOBAL EQUITY INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   37952E 109
                                 (CUSIP Number)

                                 Peter J. Smith
                           38 Frond "F" Palm Jumeirah
                                   Dubai, UAE
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 2015
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter J. Smith
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     271,160,920 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       271,160,920 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    271,160,920 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.04% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value, of Global Equity International, Inc., a Nevada corporation ("Issuer"). The address of Issuer's principal office is X3 Jumeirah Bay, Office 3305, Jumeirah Lake Towers, Dubai, UAE.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Peter J. Smith

     (b)  Business Address

          X3 Jumeirah Bay
          Office 3305
          Jumeirah Lake Towers
          Dubai, UAE

     (c)  Present Principal Occupation

          President and Chief Executive Officer of Global Equity International, Inc. and Global Equity Partners, Plc.

     (d)  During the last five  years,  Mr.  Smith has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United Kingdom

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 27, 2015, Mr. Smith converted $323,186.51 of debt owed to him by the Issuer into 128,375,973 shares of restricted Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 4 of 5 Pages
--------------------                                           -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Smith, who at the time of the acquisition of the shares had no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,   involving  Issuer  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Issuer  becoming  eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 752,383,629 shares of Issuer's Common Stock outstanding. Mr. Smith beneficially owns 271,160,920 shares of Issuer's Common Stock or approximately 36.04% of Issuer's issued and outstanding Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 5 of 5 Pages
--------------------                                           -----------------


     (b)  Power to Vote and Dispose

          Mr. Smith has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 271,160,920 shares of the Issuer's Common Stock owned directly by Mr. Smith.

     (c)  Transactions within the Past 60 Days

          Aside from the conversion of $98,000 in debt due to Mr. Smith by the Issuer in exchange for 126,451,613 shares of Issuer's Common Stock on July 8, 2015, and the conversion of $323,186.51 in debt due to Mr.
          Smith by the Issuer in exchange for 128,375,973 shares of Issuer's Common Stock on August 27, 2015, Mr. Smith has not engaged in any transactions in common stock of Issuer during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SPECIAL NOTE:

Please direct any questions you may have about this filing to my attorney, David
E. Wise, Esq., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 558-2858.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     August 27, 2015
                                     -----------------------------------
                                     (Date)


                                     /s/ Peter J. Smith
                                     -----------------------------------
                                     Signature

                                     Peter J. Smith
                                     -----------------------------------
                                     Name